FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 7, 2013

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The capital expenditure budget approved by the Board”, dated November 7, 2013.

2.	Taiwan Stock Exchange filing entitled, “AUO will attend "Morgan Stanley Singapore Asia Summit"”, dated November 7, 2013.

3.	Taiwan Stock Exchange filing entitled, “AUO will attend "HSBC Asia Investor Forum"”, dated November 7, 2013.

4.	Taiwan Stock Exchange filing entitled, “AUO will attend "CIMB Annual Korea-Taiwan Conference"”, dated November 7, 2013.

5.	Press release entitled, “AU Optronics Corp. Reports October 2013 Consolidated Revenue” dated November 7, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: November 7, 2013	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
November 7, 2013
English Language Summary

Subject:	The capital expenditure budget approved by the Board

Regulation:	Published pursuant to Article 2-15 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2013/11/07

Content:

1.Date of the resolution by the board of directors or shareholders’ meeting:2013/11/07

2.Content of the investment plan:
The Board of the Company approved the amount of NT$1.76 billion in capital expenditure budget for the Company.

3.Anticipated date of the investment:2013/11/07

4.Source of funds:Working Capital

5.Concrete purpose/objective:
The capital expenditures will be mainly used to adjust product mix, upgrade product specification, and enhance product quality.

6.Any other matters that need to be specified:
(1)
The budget execution of the Company will be subject to customer demand and market situation, and the actual amount that the Company will pay will be subject to the execution progress and the vendor payment terms.

(2)	On a consolidated basis, the fixed assets the Company acquired and paid for amounted of NT$20.106 billion during the first three quarters in 2013.

Item 2

AU Optronics Corp.
November 7, 2013
English Language Summary

Subject:	AUO will attend "Morgan Stanley Singapore Asia Summit"

Regulation:	Published pursuant to Article 2-12 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2013/11/07

Content:

1.Date of the investor conference:2013/11/13~2013/11/14

2.Time of the investor conference:09:00

3.Location of the investor conference: Mandarin Oriental Hotel, Singapore

4.Brief information disclosed in the investor conference:

To brief AUO's operating and financial results based on the information released at 3Q2013 investor conference.

5.The presentation of the investor conference release:

Please refer to MOPS or AUO's website for 3Q2013 investor conference presentation.

6.Will the presentation be released in the Company’s website:

http://auo.com/

7.Any other matters that need to be specified:None.

Item 3

AU Optronics Corp.
November 7, 2013
English Language Summary

Subject:	AUO will attend " HSBC Asia Investor Forum"

Regulation:	Published pursuant to Article 2-12 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2013/11/07

Content:

1.Date of the investor conference:2013/11/18~2013/11/19

2.Time of the investor conference:08:30

3.Location of the investor conference:New York Palace Hotel

4.Brief information disclosed in the investor conference:

To brief AUO's operating and financial results based on the information released at 3Q2013 investor conference.

5.The presentation of the investor conference release:

Please refer to MOPS or AUO's website for 3Q2013 investor conference presentation.

6.Will the presentation be released in the Company’s website:

http://auo.com/

7.Any other matters that need to be specified:None.

Item 4

AU Optronics Corp.
November 7, 2013
English Language Summary

Subject:	AUO will attend "CIMB Annual Korea-Taiwan Conference"

Regulation:	Published pursuant to Article 2-12 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2013/11/07

Content:

1.Date of the investor conference:2013/11/21~2013/11/22

2.Time of the investor conference:09:00

3.Location of the investor conference:The Mayfair Hotel, London

4.Brief information disclosed in the investor conference:

To brief AUO's operating and financial results based on the information released at 3Q2013 investor conference.

5.The presentation of the investor conference release:

Please refer to MOPS or AUO's website for 3Q2013 investor conference presentation.

6.Will the presentation be released in the Company’s website:

http://auo.com/

7.Any other matters that need to be specified:None.

Item 5

AU Optronics Corp. Reports October 2013 Consolidated Revenue

Issued by: AU Optronics Corp.
Issued on: November 7, 2013

Hsinchu, Taiwan, November 7, 2013–

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced its unaudited consolidated revenue of NT$33,922 million for October 2013, down by 8.1% month-over-month and up by 1.4% year-over-year.

Shipments of large-sized panels(a) for LCD TV, desktop monitor, notebook PC, and other applications totaled 9.32 million units in October 2013, down by 7.3% from the previous month. As for small-and-medium-sized panels, the shipments decreased by 1.8% month-over-month to around 14.66 million units.

(a)	Large size refers to panels that are 10 inches and above in diagonal measurement while small and medium size refers to those below 10 inches.

Sales Report: (Unit: NT$ million)
Net Sales(1) (2)	Consolidated(3)
October 2013	33,922
September 2013	36,897
MoM Change	(8.1%)
October 2012	33,448
YoY Change	1.4%
Jan to Oct 2013	347,582
Jan to Oct 2012	312,519
YoY Change	11.2%

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corp. and its affiliates, BriView Electronics Corp. and its affiliates, Toppan CFI (Taiwan) Co, Ltd., Darshin Microelectronics Inc., and AUO Crystal Corp. and its affiliates.
###

ABOUT AU OPTRONICS
AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.5 inches to 65 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008. By building a vertically integrated high-efficiency solar value chain, AUO provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index for four consecutive years from 2010 to 2013. AUO generated NT$378.5 billion (US$ 13.03 billion) in consolidated revenue in 2012. For more information, please visit AUO.com.

* 2012 year end revenue converted at an exchange rate of NTD29.05 : USD 1.

Safe Harbour Notice
AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on March 15th, 2013.

For more information, please contact:
Gwen Ting	Jessie Lee
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 7259	Tel: +886-3-5008800 ext 3206
Fax: +886-3-5772730	Fax: +886-3-5772730
Email: gwen.ting@auo.com	Email : jessie.jc.lee@auo.com